NEWS RELEASE

Ripple Lake updates 2005 fieldwork

at the KMD diamond project in Nunavut

Vancouver, BC – February 6, 2006 – Robert R. Lipsett, President, Ripple Lake Diamonds Inc. (RLD-TSX-V, RLLKF-OTCBB) is pleased to provide an update on exploration activities at the Company’s KMD diamond project in Nunavut.

Following the success of the 2004 field program, the Company completed a Phase 2, 2005 heavy mineral sampling and 3,165 km airborne geophysical survey program within its KMD property in Nunavut. The property is approximately 100 km northwest of the town of Rankin Inlet.

In 2004, in the initial claim block area, approximately 130 km2 in size (15 claims; 32,281 acres), approximately 12,000 pyrope grains were identified from 345 samples. Some samples had 200 to 838 pyrope grains per sample. According to an analysis conducted  by Mineral Services Canada Inc., 14 to 18 % of those analyzed fall inside the diamond stability field at T > 1000 oC on a 40 mW/m2 model conductive geotherm, and a higher proportion (84 to 90%) would fall inside the diamond stability field at T > 850 oC on a 35 mW/m2 model conductive geotherm.

Three isolated, prospective, local KIM haloes were outlined within the initial claim block area. Based on these results, the Company acquired additional claim blocks. The total area of prospecting in 2005 comprised 62 claims (including 15 previous ones) and occupied approximately 530 km2 or 130,800 acres in total.

During the summer field season 2005, 752 samples were collected to assess their diamond and diamond (kimberlite) indicator mineral (KIM) content. The samples were collected from till sediments (714 samples or 95%), lake sediments (21 samples or 2.5%) and glaciofluvial sediments (15 samples or 2%), with each sample consisting of 20 litres (30 kg) of material. To avoid any contamination, the samples were panned in the field at sample sites. The area was covered with a sampling density varying from 0.65 to 1.72 samples per one square kilometer. This provides a good basis for future prospecting for kimberlites and other diamondiferous rocks.

In addition, detailed sampling was completed within eight local areas that demonstrated high concentrations of KIM grains, based on the results of sampling in 2004. Recently completed detailed interpretation of the airborne geophysical survey has identified over 100 priority targets, some coincident with the narrow, well defined areas which returned thousands of angular, short transport kimberlite indicator minerals (KIM) recovered from the 2004 exploration season..

The 2005 sample concentrates were delivered to the KMD/Institute of Diamonds Laboratory in Moscow in late 2005 to be processed and for mineralogical analysis. They were treated with heavy liquids, by magnetic and paramagnetic separation, and are being studied for the presence of KIM’s: pyrope garnet, picroilmenite, chrome spinel, chrome-diopside and magnesian olivine. All KIM’s recovered in the laboratory will be examined in detail using a scanning electron microprobe (SEM) for morphological clues, and then by an electron microprobe, for more detailed chemical study. The results of this analysis will be available later this month.

The combination of two years of regional and detailed sampling as well as the results of the airborne geophysical survey interpretation will allow the company to  identify kimberlitic targets for later 2006 drill testing .

"Robert Lipsett"

Robert Lipsett
President, CEO and Director

About Ripple Lake Diamonds Inc.
Ripple Lake Diamonds Inc. (TSX-V: RLD) is a diamond exploration company focused on the development of two Canadian Diamond projects.  The Company has recently completed Phase two fieldwork on its highly prospective Canadian diamond exploration properties in Ontario and Nunavut.  Ripple Lake's technical team is led by Dr. Felix Kaminsky, P.Geo, one of the world's leading diamond exploration geologists. For more information on the Company, visit http://www.ripplelake.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, are forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in resource exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.